Mail Stop 7010

October 12, 2005

via U.S. mail and facsimile

Marty R. Kittrell
Chief Financial Officer
Andrew Corporation
10500 W. 153rd Street
Orland Park, Illinois  60462

	Re:	Andrew Corporation
		Form 10-K for the Fiscal Year Ended September 30, 2004
		Filed December 13, 2004
Forms 10-Q for the Fiscal Quarters Ended December 31, 2004, March
31,
2005 and June 30, 2005
		File No. 0-21682

Dear Mr. Kittrell:

      We have reviewed your response letter dated September 16,
2005
and considered your positions presented during our conference call on
October 7, 2005, and have the following additional comments.
Where
indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed in your explanation.

Form 10-K for the Fiscal Year Ended September 30, 2004

1.  Summary of Significant Accounting Policies, Revenue
Recognition,
page 32

1. We are in the process of reviewing your response to comment 1 in our letter dated September 13, 2005 regarding your recognition of revenue for your geolocation contracts in accordance with SOP 97-2.
Once our review is complete, we will contact you to arrange a conference call to further discuss this issue.






Form 10-Q for the Fiscal Quarter Ended December 31, 2004

Note 9.  Contingencies, Warranty Reserve, page 10

2. We note that you recognized the liability associated with the defective product in fiscal quarter ended March 31, 2005, instead of
December 31, 2004.  From our conference call held on October 7,
2005,
we understand that this timing is based on your view that you had not incurred a liability until your decision on February 7, 2005 to accommodate your significant customer`s request for retrofitting of all products in the field that had a potentially faulty component, as you were not legally obligated under your contractual warranty provision to perform such a retrofit.

However, we continue to believe that the sale of your products from
January 2003 through December 2004 created a set of circumstances that exposed the company to a loss contingency associated with the defective component in the product sold to your significant customer.
As such, we believe the determination of the range of probable and estimable loss on February 7, 2005 to be a type one subsequent event under AU Section 560 that requires recognition of a loss contingency at December 31, 2004.

Therefore, please amend your Form 10-Q for the fiscal quarter ended
December 31, 2004 to accrue the loss contingency as of December
31,
2004. Further, as part of your disclosures regarding the nature of the loss contingency, please:
* Provide a timeline of the events from the initial sale of your products in January 2003 to your agreement on February 7, 2005.
* Clarify that the issue related to one of your significant customers.

Note 13.  Segments, page 12

3. Based on your letter dated September 16, 2005 and our
conference
call on October 7, 2005, we note that you believe that four of your
five operating segments meet the aggregation criteria in paragraph
17
of SFAS No. 131. However, based on the historical revenue, gross margin and operating margin information you provided for each of your operating segments, we believe that your operating segments do not exhibit similar economic characteristics. Accordingly, we believe these four operating segments should be presented separately in your financial statements.

As such, due to the significance of this information to your investors and the time lag from when your Form 10-K for fiscal year
2005 is required to be filed with us, please amend each of your Forms
10-Q filed for the three fiscal quarters in 2005 to provide the required information under SFAS 131 for each of your five reportable segments.

4. Furthermore, we believe as of September 30, 2004, you also had five operating and reportable segments: (1) antennas; (2) base station subsystems; (3) cable products; (4) network solutions; and
(5) wireless innovations. This position is based on the above views regarding your reportable segments in fiscal year 2005; the fact that gross margin information is available, as demonstrated by your MD&A discussions in your Forms 10-K for fiscal years ended September 30,
2003 and September 30, 2004 and your conference call transcripts furnished on Form 8-K; how you characterize your company in the business section of your Forms 10-K and during the comment process;
and the presence and compensation of your group vice presidents. As such, please also amend your Form 10-K for fiscal year ended September 30, 2004 to present the information required by SFAS 131 for your five operating and reportable segments, using the reporting structure as of September 30, 2004.

If you disagree with our position regarding your operating and reportable segments as of September 30, 2004, please provide us with the CODM reports as of September 30, 2004, as well as your
analysis
of your operating and reportable segments under paragraphs 10 and
17
of SFAS 131. Please also provide us with a detailed example of how your CODM made resource allocations based on the reports you are providing to us, including the individuals in your company the CODM consults in making such decisions. We will take such additional information under consideration.

General - Restatements

5. Based on the above comments to restate your Form 10-K for the fiscal year ended September 30, 2004 and your Forms 10-Q for the fiscal quarters ended December 31, 2004, March 31, 2005 and June 30,
2005, please address the following items:
* If you conclude that your prior filings should not be relied upon due to an error, please be advised that you are required to disclose the information listed under Item 4.02(a) of Form 8-K within four days of your conclusion.
* Please tell us when you will file your restated Form 10-K and Forms
10-Q. We remind you that when you file your restated Form 10-K and
Forms 10-Q you should appropriately address the following:
o An explanatory paragraph in the reissued audit opinion;
o Full compliance with APB 20, paragraphs 36 and 37;
o Fully update all affected portions of the document, including MD&A, selected financial data and quarterly financial data;
o Updated Item 9A disclosures should include the following:
- A discussion of the restatement and the facts and circumstances surrounding it;
- How the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of their disclosure controls and procedures;
- Changes to internal control over financial reporting; and
- Anticipated changes to disclosure controls and procedures and/or internal control over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
o Updated certifications.

*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Tracey Houser at (202) 551-3736, or me at
(202)
551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief


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Marty R. Kittrell
Andrew Corporation
October 12, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE